Exhibit 99.2

Technip Energies H1 2021 Financial Results Call Presentation

PARIS – (BUSINESS WIRE) – 22 July 2021

Technip Energies (Paris: TE) (ISIN: NL0014559478) announces the availability of its Financial Results Call Presentation in connection with its conference call on Thursday, July 22, 2021 at 13:00 CET to discuss the first half 2021 financial results and outlook for 2021.

A copy of the Financial Results Call Presentation can also be accessed on Technip Energies website (www.technipenergies.com).

Contacts
Investor Relations	Media Relations
Phillip Lindsay	Stella Fumey
Vice President, Investor Relations	Director Press Relations & Digital Communications
Tel: +44 20 3429 3929	Tel: +33 1 85 67 40 95
Email: Phillip Lindsay	Email: Stella Fumey

About Technip Energies
Technip Energies is a leading Engineering & Technology company for the Energy Transition, with leadership positions in LNG, hydrogen and ethylene as well as growing market positions in blue and green hydrogen, sustainable chemistry and CO2 management. The Company benefits from its robust project delivery model supported by an extensive technology, products and services offering.

Operating in 34 countries, our 15,000 people are fully committed to bringing our clients’ innovative projects to life, breaking boundaries to accelerate the energy transition for a better tomorrow.

Technip Energies shares are listed on Euronext Paris. In addition, Technip Energies has a Level 1 sponsored American Depositary Receipts (“ADR”) program, with its ADRs trading over-the- counter.